Exhibit 99.2

News Release

Clarivate Analytics Reports Third Quarter 2019 Results

Reaffirms Outlook for 2019

•	Revenues $243.0 million, consistent on reported basis and up 0.4% at constant currency

•	Adjusted Revenues* $243.1 million, up 3.2% on reported basis and up 3.6% at constant currency

•	Net income $10.8 million compared to net loss of $54.7 million

•	Net cash from operating activities $112.4 million compared to $25 million in the prior year period

•	Free cash flow* $68.7 million compared to use of $11.2 million in the prior year period

•	Adjusted EBITDA* $77.0 million, up 16.1% on reported basis

•	Annual Contract Value (ACV) of Subscription – based agreements, 3.9% at constant currency

* Non-GAAP measure. Please see “Reconciliation to Certain Non-GAAP measures” in this earnings release for important disclosures and reconciliations of these financial measures to the most directly comparable GAAP measure. In addition, we are required to report Standalone Adjusted EBITDA pursuant to the terms of our credit agreement and indenture. These terms are defined elsewhere in this earnings release.

London, UK and Philadelphia, US - (PRN Newswire) -- November 5, 2019 - Clarivate Analytics Plc (NYSE: CCC, CCC.WS) (the “Company” or “Clarivate”), a global leader in providing trusted insights and analytics to accelerate the pace of innovation, today reported results for the third quarter ended September 30, 2019.

“We accomplished a tremendous amount this quarter and also delivered strong financial results," said Jerre Stead, Executive Chairman and CEO of Clarivate. "We continue to make progress on our strategic initiatives to drive revenue growth and improve profitability, and are executing on the changes that make us more efficient and effective. In terms of performance, increases in subscription and transactional revenues, as well as continued growth in Annual Contract Value (ACV), combined with steady revenue renewal rates all contributed to the growth this quarter. I am very grateful for the team's hard work and look forward to updating you at our upcoming Investor Day in New York on November 12th."

Third Quarter 2019 Operating Results

Revenues, net remained consistent, $243.0 million for the three months ended September 30, 2019, increasing by $0.1 million, or 0.0%, from $242.9 million for the three months ended September 30, 2018. On a constant currency basis, revenues, net increased $1.0 million, or 0.4% for the three months ended September 30, 2019.

Adjusted Revenues, which exclude the impact of the deferred revenues adjustment and revenues from the IPM Product Line prior to its date of divestiture, increased $7.5 million, 3.2%, to $243.1 million in the third quarter of 2019 from $235.6 million in the third quarter of 2018. On a constant currency basis, Adjusted Revenues increased $8.4 million, or 3.6% in the third quarter of 2019.

Subscription revenues decreased by $3.5 million, or 1.7% for the three months ended September 30, 2019 and on a constant currency basis, decreased by $2.8 million, or 1.4%. Adjusted subscription revenues, which exclude the impact of the deferred revenues adjustment and revenues from the IPM Product Line prior to its date of divestiture, increased by 1.7% for the three months ended September 30, 2019 and on a constant currency basis, increased by 2.0%. The increase in adjusted subscription revenues is primarily due to price increases and new business within both the Science Product Group and IP Product Group.

Transactional revenues increased by $3.2 million, or 8.2% for the third quarter and, on a constant currency basis, increased by $3.4 million or 8.6%. Adjusted transactional revenues, which exclude the impact of the deferred revenues adjustment and revenues from the IPM Product Line prior to its date of divestiture, increased by 11.0% for the three months ended September 30, 2019 and on a constant currency basis, increased by 11.6%. The increase reflects our timing and our strategy, driven by increased backfile sales in both our Science and IP Product Groups, along with the sales of the biannually published BPVC standards.

Net income of $10.8 million, or $0.04 per share, for the third quarter 2019, compared with net loss of $54.7 million, or $(0.25) per share, in the prior-year period.

Adjusted EBITDA increased by 16.1% to $77.0 million for the three months ended September 30, 2019.

Adjusted net income of $47.5 million, or $0.14 per share, for the third quarter 2019, compared with $26.5 million, or $0.12 per share, in the prior-year period.

Nine Months Ended September 30, 2019 Operating Results

Revenues, net decreased by $3.9 million, or 0.5%, to $719.3 million for the nine months ended September 30, 2019 from $723.2 million for the nine months ended September 30, 2018 . On a constant currency basis, Revenues, net increased $1.7 million, or 0.2% for the nine months ended September 30, 2019.

Adjusted Revenues increased $13.9 million, or 2.0%, to $719.7 million for the nine months ended September 30, 2019, from $705.8 million for prior-year period. On a constant currency basis, Adjusted Revenues increased $19.5 million, or 2.8% for the nine months ended September 30, 2019.

Subscription revenues declined slightly by 0.1% for the nine months ended September 30, 2019 and on a constant currency basis increased 0.7%. Adjusted subscription revenues, which exclude the impact of the deferred revenues adjustment and revenues from the IPM Product Line prior to its date of divestiture, increased by 3.0% for the nine months ended September 30, 2019 and, on a constant currency basis, increased by 3.7%. Adjusted subscription revenues from ongoing business increased primarily due to price increases and new business within the Science Product Group and IP Product Group.

Transactional revenues decreased by 4.7% for the nine months ended September 30, 2019, and on a constant currency basis decreased by 3.7%. Adjusted transactional revenues, which exclude the impact of the deferred revenues adjustment and revenues from the IPM Product Line prior to its date of divestiture, decreased by 2.6% for the nine months ended September 30, 2019. On a constant currency basis, adjusted transactional revenues decreased by 1.6%. The decrease in adjusted transactional revenues reflect timing and the conversion of Patent Search services contracts to subscriptions.

Net loss of $126.2 million, or $(0.48) per share for the nine months ended September 30, 2019, compared with a net loss of $198.7 million, or $(0.91), in the prior-year period.

Adjusted EBITDA increased 6.3%, to $209.6 million for the nine months ended September 30, 2019.

Adjusted net income of $100.6 million, or $0.37 per share for the nine months ended September 30, 2019, compared with adjusted net income of $94.3 million, or $0.43 per share in the prior-year period.

Balance Sheet and Cash Flow

At September 30, 2019 cash and cash equivalents were $88.8 million and total debt outstanding was $1,342.5 million, resulting in net debt of $1,253.7 million. Net cash provided by operating activities was $112.4 million for the nine months ended September 30, 2019, compared to $25.0 million for the prior year period. The increase in net cash provided by operating activities was driven principally by a lower operating loss, which included the impact of a $39.4 million gain on a legal settlement and a decrease in transition, integration and other related expenses of $41.5 million. Net cash used in investing activities was $46.3 million for the nine months ended September 30, 2019, compared to $39.7 million for the prior year period. Net cash used in financing activities was $4.1 million for the nine months ended September 30, 2019, compared to $7.5 million for the prior year period. Free cash flow was $68.7 million for the nine months ended September 30, 2019, compared to $(11.2) million for the prior-year period. The increase in free cash flow was primarily due to higher net cash provided by operating activities. The current period also includes $31.0 million of merger-related expenses recognized in the second-quarter and a further $1.2 million of expenses related to the Secondary Offering in the third quarter.

Reaffirm Outlook for 2019 (forward-looking statement)

For the year ending December 31, 2019, Clarivate expects:

•	Adjusted Revenues in a range of $962 million to $995 million

•	Adjusted EBITDA in a range of $290 million to $310 million

•	Adjusted EBITDA margins of approximately 30%

We expect that annualized run-rate cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during 2019 (exclusive of any cost reductions in our estimated standalone operating costs) will approximate $12 million.

Additionally, we expect the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone operating costs for 2019 to approximate $31 million.

The above outlook assumes no further currency movements, acquisitions, divestitures, or unanticipated events. See discussion of non-GAAP financial measures at the end of this release.

Financing Transactions

On October 31, 2019, the Company closed its previously announced private offering of $700 million in aggregate principal amount of 4.50% Senior Secured Notes due 2026 (the "Notes") and its new $1.15 billion senior secured credit facility (the “Credit Facility”). The Credit Facility consists of a $900 million term loan, fully drawn at closing, and a $250 million revolving credit facility, which was undrawn at closing.  Clarivate used the net proceeds from the offering of Notes, together with proceeds from the Credit Facility, to refinance all amounts outstanding under its existing credit facility, to redeem its 7.875% Senior Notes due 2024, and pay fees and expenses related to the foregoing.  In addition, the Company intends to fully fund its $200 million payment obligations under the agreement terminating its tax receivable agreement, as previously announced on August 22, 2019.  Any remaining proceeds will be used for general corporate purposes.

Conference Call and Webcast

Clarivate will host a conference call and webcast to review the results for the third quarter on Tuesday, November 5th at 8:00 a.m. Eastern Time. The conference call will be simultaneously webcast on the Investor Relations section of the company’s website.

Interested parties may access the live audio broadcast by dialing 1-888-317-6003 in the United States, 1-412-317-6061 for international, and 1-866-284-3684 in Canada. The conference ID number is 6154877. An audio replay will be available approximately two hours after the completion of the call at 1-877-344-7529 in the United States, 1-412-317-0088 for international, and 1-855-669-9658 in Canada. The Replay Conference ID number is 10135649. The recording will be available for replay through November 19, 2019.

The webcast can be accessed at https://services.choruscall.com/links/ccc191105.html and will be available for replay.

Investor Day Conference on November 12, 2019

Clarivate will host an Investor Day Conference in New York City on Tuesday, November 12, 2019. Management will provide an update on the business, with presentations starting at 1:00 PM Eastern Time and concluding at approximately 4:00 PM Eastern Time. Registration is required to attend the event.

All are invited to listen to the event and view the presentation via webcast on the Clarivate Analytics Investor Relations website at http://ir.clarivate.com/. To join the webcast please visit https://services.choruscall.com/links/ccc191112.html. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Use of Non-GAAP Financial Measures

Non-GAAP results are presented only as a supplement to our financial statements based on U.S. generally accepted accounting principles (“GAAP”). Non-GAAP financial information is provided to enhance the reader’s understanding of our financial performance, but none of these non-GAAP financial measures are recognized terms under GAAP and should not be considered in isolation from, or as a substitute for, financial measures calculated in accordance with GAAP.

Definitions and reconciliations of the non-GAAP measures, such as adjusted revenues, EBITDA, adjusted EBITDA and free cash flow to the most directly comparable GAAP measures are provided within the schedules attached to this release. This communication also includes certain forward-looking non-GAAP financial measures. Clarivate Analytics is unable to present a reconciliation of this forward-looking non-GAAP financial information because management cannot reliably predict all of the necessary components of such measures. Accordingly, investors are cautioned not to place undue reliance on this information.

Forward-Looking Statements

This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which express management’s current views concerning future business, events, trends, contingencies, financial performance, or financial condition, appear at various places in this communication and may use words like “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “forecast,” “future,” “goal,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “see,” “seek,” “should,” “strategy,” “strive,” “target,” “will,” and “would” and similar expressions, and variations or negatives of these words. Examples of forward-looking statements include, among others, statements we make regarding: guidance and predictions relating to expected operating results, such as revenue growth and earnings; strategic actions such as acquisitions, joint ventures, and dispositions, the anticipated benefits therefrom, and our success in integrating acquired businesses; anticipated levels of capital expenditures in future periods; our ability to successfully realize cost savings initiatives and transition services expenses; our belief that we have sufficiently liquidity to fund our ongoing business operations; expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities, and governmental and regulatory investigations and proceedings; and our strategy for customer retention, growth, product development, market position, financial results, and reserves. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on management’s current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements are more fully discussed under the caption “Risk Factors” in our Registration Statement on F-1, along with our other filings with the U.S. Securities and Exchange Commission (“SEC”). However, those factors should not be considered to be a complete statement of all potential risks and uncertainties. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business operations. Forward-looking statements, are based only on information currently available to our management and speaks only as of the date of this communication. We do not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Please consult our public filings with the SEC or on our website at www.clarivate.com.

About Clarivate Analytics

Clarivate Analytics™ is a global leader in providing trusted insights and analytics to accelerate the pace of innovation. We have built some of the most trusted brands across the innovation lifecycle, including Web of Science™, Cortellis™, Derwent™, CompuMark™, MarkMonitor™ and Techstreet™. Today, Clarivate Analytics is on a bold entrepreneurial mission to help our clients reduce the time from new ideas to life-changing innovations. For more information, please visit clarivate.com.

Interim Condensed Consolidated Balance Sheets (Unaudited)

 (in thousands)

	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$88,812	$25,575
Restricted cash	9	9
Accounts receivable, less allowance for doubtful accounts of $16,392 and $14,076 at September 30, 2019 and December 31, 2018, respectively	226,997	331,295
Prepaid expenses	34,927	31,021
Other current assets	10,528	20,712
Total current assets	361,273	408,612
Computer hardware and other property, net	20,185	20,641
Other intangible assets, net	1,856,346	1,958,520
Goodwill	1,281,504	1,282,919
Other non-current assets	19,368	26,556
Deferred income taxes	19,808	12,426
Operating lease right-of-use assets	91,809	—
Total Assets	$3,650,293	$3,709,674

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$27,908	$38,418
Accrued expenses and other current liabilities	162,303	153,849
Current portion of deferred revenues	330,786	391,102
Current portion of operating lease liabilities	23,953	—
Current portion of long-term debt	15,345	60,345
Total current liabilities	560,295	643,714
Long-term debt	1,305,364	1,930,177
Tax receivable agreement	264,600	—
Non-current portion of deferred revenues	21,299	17,112
Other non-current liabilities	17,278	24,838
Deferred income taxes	39,256	43,226
Operating lease liabilities	69,694	—
Total liabilities	2,277,786	2,659,067
Commitments and Contingencies (Note 16)
Shareholders’ equity:
Ordinary Shares, no par value; unlimited shares authorized at September 30, 2019 and December 31, 2018; 306,050,763 and 217,526,425 shares issued and outstanding at September 30, 2019 and December 31, 2018, respectively;	2,137,917	1,677,510
Accumulated other comprehensive income (loss)	(6,959)	5,358
Accumulated deficit	(758,451)	(632,261)
Total shareholders’ equity	1,372,507	1,050,607
Total Liabilities and Shareholders’ Equity	$3,650,293	$3,709,674

   Interim Condensed Consolidated Statement of Operations (Unaudited)

(in thousands)

	Three Months Ended September 30,
	2019	2018
Revenues, net	$242,998	$242,897
Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	(87,117)	(93,993)
Selling, general and administrative costs, excluding depreciation and amortization	(96,017)	(92,871)
Share-based compensation expense	(9,567)	(3,660)
Depreciation	(2,281)	(3,291)
Amortization	(41,656)	(57,186)
Transaction expenses	(8,645)	(18)
Transition, integration and other related expenses	(3,327)	(13,358)
Legal settlement	39,399	—
Other operating income, net	2,057	2,549
Total operating expenses	(207,154)	(261,828)
Income (loss) from operations	35,844	(18,931)
Interest expense	(23,369)	(32,552)
Income (loss) before income tax	12,475	(51,483)
Provision for income taxes	(1,644)	(3,244)
Net income (loss)	$10,831	$(54,727)
Per Share
Basic	$0.04	$(0.25)
Diluted	$0.03	$(0.25)
Weighted-average shares outstanding
Basic	305,428,062	217,506,553
Diluted	328,854,063	217,506,553

Interim Condensed Consolidated Statement of Operations (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2019	2018
Revenues, net	$719,332	$723,221

Operating costs and expenses:
Cost of revenues, excluding depreciation and amortization	(264,013)	(301,205)
Selling, general and administrative costs, excluding depreciation and amortization	(280,766)	(280,592)
Share-based compensation expense	(46,675)	(10,682)
Depreciation	(6,463)	(7,941)
Amortization	(138,694)	(171,858)
Transaction expenses	(42,073)	(611)
Transition, integration and other related expenses	(9,750)	(51,268)
Legal settlement	39,399	—
Other operating income, net	3,047	1,683
Total operating expenses	(745,988)	(822,474)
Loss from operations	(26,656)	(99,253)
Interest expense	(93,938)	(95,854)
Loss before income tax	(120,594)	(195,107)
Provision for income taxes	(5,596)	(3,601)
Net loss	$(126,190)	$(198,708)

Per Share:
Basic	$(0.48)	$(0.91)
Diluted	$(0.48)	$(0.91)

Weighted-average shares outstanding
Basic	262,894,388	217,450,475
Diluted	262,894,388	217,450,475

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(126,190)	$(198,708)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	145,157	179,799
Bad debt expense	1,869	5,611
Deferred income tax benefit	(8,222)	(7,204)
Share-based compensation	46,675	10,682
Deferred finance charges	14,678	6,450
Other operating activities	(1,708)	(2,718)
Changes in operating assets and liabilities:
Accounts receivable	99,470	60,423
Prepaid expenses	(3,010)	(846)
Other assets	7,977	(3,252)
Accounts payable	(9,662)	26,304
Accrued expenses and other current liabilities	3,388	(17,539)
Deferred revenue	(51,100)	(32,765)
Operating lease right of use assets	9,438	—
Operating lease liabilities	(9,934)	—
Other liabilities	(6,338)	(1,195)

Net cash provided by operating activities	112,488	25,042

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(43,681)	(36,202)
Acquisition, net of cash acquired	—	(3,497)
Acquisition of intangible assets	(2,625)	—

Net cash used in investing activities	(46,306)	(39,699)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving credit facility	5,000	35,000
Repayment of principal on long-term debt	(641,508)	(11,509)
Repayment of revolving credit facility	(50,000)	(30,000)
Contingent purchase price payment	—	(2,470)
Proceeds from reverse recapitalization	682,087	—
Issuance of ordinary shares, net	278	1,419

Net cash used in financing activities	(4,143)	(7,560)
Effects of exchange rates	1,198	(1,603)

Net increase (decrease) in cash and cash equivalents, and restricted cash	63,237	(23,820)
Beginning of period:
Cash and cash equivalents	25,575	53,186
Restricted cash	9	24,362
Total cash and cash equivalents, and restricted cash, beginning of period	25,584	77,548
Less: Cash included in assets held for sale, end of period	—	(25,382)
Cash and cash equivalents, and restricted cash, end of period	88,821	28,346

Cash and cash equivalents	88,812	28,336
Restricted cash	9	10
Total cash and cash equivalents, and restricted cash, end of period	$88,821	$28,346

	Nine Months Ended September 30,
SUPPLEMENTAL CASH FLOW INFORMATION	2019	2018
Cash paid for interest	$69,711	$80,063
Cash paid for income tax	$21,128	$10,303
Capital expenditures included in accounts payable	$9,759	$6,965
Tax receivable agreement included in liabilities	$264,600	$—
Assets received as reverse recapitalization capital	$1,877	$—
Liabilities assumed as reduction of reverse recapitalization capital	$5,910	$—

Reconciliation to Certain Non-GAAP Measures

Adjusted Revenues, Adjusted Subscription Revenues and Adjusted Transactional Revenues

We present Adjusted Revenues, which excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the 2016 Transaction) and the revenues from the IPM Product Line prior to its divestiture. We also present Adjusted Subscription and Adjusted Transactional Revenues, which excludes the revenues from the IPM Product Line prior to its divestiture. We present these measures because we believe they are useful to readers’ understanding of the underlying trends in our operations.

Our presentation of Adjusted Revenues, Adjusted Subscription Revenues and Adjusted Transactional Revenues is presented for informational purposes only and are not necessarily indicative of our future results. You should compensate for these limitations by relying primarily on our U.S. GAAP results and only using non-GAAP measures for supplementary analysis.

The following table presents our calculation of Adjusted Revenues for the three and nine months ended September 30, 2019 and 2018 and a reconciliation of this measure to our Revenues, net for the same periods:

	Three Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Revenues, net	$243.0	$242.9	$0.1	—%
Deferred revenues purchase accounting adjustment	0.1	0.5	(0.4)	(80.0)%
Revenue attributable to IPM Product Line	—	(7.8)	7.8	100.0%
Adjusted revenues	$243.1	$235.6	$7.5	3.2%

	Nine Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%
Deferred revenues purchase accounting adjustment	0.4	2.9	(2.5)	(86.2)%
Revenue attributable to IPM Product Line	—	(20.3)	20.3	100.0%
Adjusted revenues	$719.7	$705.8	$13.9	2.0%

The following table presents our calculation of Adjusted Subscription Revenues and Adjusted Transactional Revenues for the three and nine months ended September 30, 2019 and 2018 and a reconciliation of this measure to Note 13 – "Revenue Recognition", net for the same periods:

	Three Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Subscription revenues	$200.8	$204.3	$(3.5)	(1.7)%
Revenue attributable to IPM Product Line	—	(6.8)	6.8	100.0%
Adjusted subscription revenues	$200.8	$197.5	$3.3	1.7%

	Three Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Transactional revenues	$42.3	$39.1	$3.2	8.2%
Revenue attributable to IPM Product Line	—	(1.0)	1.0	100.0%
Adjusted transactional revenues	$42.3	$38.1	$4.2	11.0%

	Nine Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Subscription revenues	$596.1	$596.4	$(0.3)	(0.1)%
Revenue attributable to IPM Product Line	—	(17.5)	17.5	100.0%
Adjusted subscription revenues	$596.1	$578.9	$17.2	3.0%

	Nine Months Ended September 30,		Variance
(in millions, except percentages)	2019	2018	$	%
Transactional revenues	$123.6	$129.7	$(6.1)	(4.7)%
Revenue attributable to IPM Product Line	—	(2.8)	2.8	100.0%
Adjusted transactional revenues	$123.6	$126.9	$(3.3)	(2.6)%

Adjusted EBITDA

We believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. Our definition of and method of calculating Adjusted EBITDA may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures. We calculate Adjusted EBITDA by using net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, non-cash income/(loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period.

Our presentation of Adjusted Net Income and Adjusted Diluted EPS should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, Adjusted Net Income and Adjusted Diluted EPS should not be considered as measures of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations. You should compensate for these limitations by relying primarily on our U.S. GAAP results and only use Adjusted Net Income and Adjusted Diluted EPS for supplementary analysis.

The following table presents our calculation of Adjusted EBITDA for the three and nine months ended September 30, 2019 and 2018 and reconciles these measures to our Net loss for the same periods:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2019	2018	2019	2018
Net income (loss)	$10.8	$(54.7)	$(126.2)	$(198.7)
Provision for income taxes	1.6	3.2	5.6	3.6
Depreciation and amortization	43.9	60.5	145.2	179.8
Interest, net	23.4	32.6	93.9	95.9
Transition Services Agreement costs(1)	2.7	11.6	10.5	48.2
Transition, transformation and integration expense(2)	11.5	14.2	25.3	55.6
Deferred revenues adjustment(3)	0.1	0.5	0.4	2.9
Transaction related costs(4)	8.6	—	42.1	0.6
Share-based compensation expense	9.6	3.7	46.7	10.7
IPM adjusted operating margin(5)	—	(2.9)	—	(5.9)
Legal settlement	(39.4)	—	(39.4)	—
Other(6)	4.2	(2.4)	5.5	4.4
Adjusted EBITDA	$77.0	$66.3	$209.6	$197.1

(1) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology. Amounts incurred for the twelve months ended September 30, 2019 also relate to the Company's transition expenses incurred following the Transactions.

(3) Reflects deferred revenues fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction.

(4) Includes consulting and accounting costs associated with the Transactions in 2019, the sale of the IPM Product Line and tuck-in acquisitions.

(5) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

(6) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

Adjusted Net Income and Adjusted Diluted EPS

We have begun to use Adjusted Net Income and Adjusted Diluted Earnings Per Share ("Adjusted Diluted EPS") in our analysis of the financial performance of the Company. We believe Adjusted Net Income and Adjusted Diluted EPS are meaningful measures of the performance of the Company because they adjust for items that do not directly affect our ongoing operating performance in the period. Our definition of and method of calculating Adjusted Net Income and Adjusted Diluted EPS may vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures. We calculate Adjusted Net Income by using net income (loss) adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the divested business), amortization related to acquired intangible assets, losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, non-cash income (loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance, certain unusual items impacting results in a particular period, and the income tax impact of any adjustments. We calculate Adjusted Diluted EPS by using Adjusted net income divided by diluted weighted average shares.

Our presentation of Adjusted Net Income and Adjusted Diluted EPS should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, Adjusted Net Income and Adjusted Diluted EPS should not be considered as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations. You should compensate for these limitations by relying primarily on our U.S. GAAP results and only use Adjusted Net Income and Adjusted Diluted EPS for supplementary analysis.

The following table presents our calculation of Adjusted Diluted EPS for the three and nine months ended September 30, 2019 and 2018 and reconciles these measures to our Net loss for the same periods:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2019		2018		2019		2018
(in millions, except per share amounts)	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Net income (loss)	$10.8	0.03	$(54.7)	(0.25)	$(126.2)	(0.46)	$(198.7)	(0.91)
Transition Services Agreement costs(1)	2.7	0.01	11.6	0.05	10.5	0.04	48.2	0.22
Transition, transformation and integration expense(2)	11.5	0.03	14.2	0.07	25.3	0.09	55.6	0.26
Deferred revenues adjustment(3)	0.1	—	0.5	—	0.4	—	2.9	0.01
Transaction related costs(4)	8.6	0.03	—	—	42.1	0.15	0.6	—
Share-based compensation expense	9.6	0.03	3.7	0.02	46.7	0.17	10.7	0.05
Legal settlement	(39.4)	(0.12)	—	—	(39.4)	(0.14)	—	—
IPM adjusted operating margin(5)	—	—	(2.9)	(0.01)	—	—	(5.9)	(0.03)
Amortization related to acquired intangible assets	37.4	0.11	53.6	0.25	128.4	0.47	164.8	0.76
Other(6)	4.2	0.01	(2.4)	(0.01)	5.5	0.02	4.4	0.02
Income tax impact of related adjustments	2.0	0.01	2.9	0.01	7.3	0.03	11.7	0.05
Adjusted Net income and Adjusted Diluted EPS	$47.5	0.14	$26.5	0.12	$100.6	0.37	$94.3	0.43
Weighted average common shares (Diluted)	328,854,063		217,506,553		274,448,829		217,450,579

(1) Includes accruals for payments to our Former Parent under the Transition Services Agreement. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in the Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology. Amounts incurred for the three and nine months ended September 30, 2019 also relate to the Company's transition expenses incurred following the Transactions.

(3) Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction.

(4) Includes consulting and accounting costs associated with the Transactions in 2019, the sale of the IPM Product Line and tuck-in acquisitions.

(5) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

(6) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

Free Cash Flow (non-GAAP measure)

We use free cash flow in our operational and financial decision-making and believe free cash flow is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt.

Our presentation of free cash flow should not be construed as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations. You should compensate for these limitations by relying primarily on our U.S. GAAP results.

We define free cash flow as net cash provided by operating activities less capital expenditures. The following table reconciles our non-GAAP free cash flow measure to net cash provided by operating activities:

	Nine Months Ended September 30,
(in millions)	2019	2018
Net cash provided by operating activities	$112.4	$25.0
Capital expenditures	(43.7)	(36.2)
Free cash flow	$68.7	$(11.2)

Required Reported Data

Standalone Adjusted EBITDA

We are required to report Standalone Adjusted EBITDA pursuant to the reporting covenants contained in the Credit Agreement and the Indenture. Standalone Adjusted EBITDA is substantially similar to Consolidated EBITDA and EBITDA as such terms are defined under the Credit Agreement and the Indenture, respectively. In addition, the Credit Agreement and the Indenture contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters. These restrictive covenants utilize Standalone Adjusted EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants. Standalone Adjusted EBITDA reflects further adjustments to Adjusted EBITDA for cost savings already implemented and excess standalone costs.

Because Standalone Adjusted EBITDA is required pursuant to the terms of the reporting covenants under the Credit Agreement and the Indenture and because this metric is relevant to lenders and noteholders, management considers Standalone Adjusted EBITDA to be relevant to the operation of its business. It is also utilized by management and the compensation committee of the Board as an input for determining incentive payments to employees.

Excess standalone costs are the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone infrastructure costs. We make an adjustment for the difference because we have had to incur costs under the Transition Services Agreement after we had implemented the infrastructure to replace the services provided pursuant to the Transition Services Agreement, dated July 10, 2016, between Thomson Reuters U.S. LLC and Camelot UK Bidco Limited, an indirect wholly-owned subsidiary of the Company, as amended (the “Transition Services Agreement”) after we had implemented the infrastructure to replace the services provided pursuant to the Transition Services Agreement, thereby incurring dual running costs. Furthermore, there has been a ramp up period for establishing and optimizing the necessary standalone infrastructure. Since our separation from Thomson Reuters, we have had to transition quickly to replace services provided under the Transition Services Agreement, with optimization of the relevant standalone functions typically following thereafter. Cost savings reflect the annualized “run rate” expected cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the relevant period.

Standalone Adjusted EBITDA is calculated under the Credit Agreement and the Indenture by using our Consolidated Net Income for the trailing twelve month period (defined in the Credit Agreement and the Indenture as our GAAP net income adjusted for certain items specified in the Credit Agreement and the Indenture) adjusted for items including: taxes, interest expense, depreciation and amortization, non-cash charges, expenses related to capital markets transactions, acquisitions and dispositions, restructuring and business optimization charges and expenses, consulting and advisory fees, run-rate cost savings to be realized as a result of actions taken or to be taken in connection with an acquisition, disposition, restructuring or cost savings or similar initiatives, “run rate” expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to the transition following the separation of the Company’s business from Thomson Reuters (the “2016 Transaction”) projected by us, costs related to any management or equity stock plan, other adjustments that were presented in the offering memorandum used in connection with the issuance of the Notes and earnout obligations incurred in connection with an acquisition or investment.

The following table bridges Adjusted EBITDA to Standalone Adjusted EBITDA, as Adjusted EBITDA reflects all but two of the adjustments that comprise Standalone Adjusted EBITDA for the periods presented:

	Twelve Months Ended September 30,
(in millions)	2019	2018
Net loss	$(169.6)	$(245.7)
(Benefit) provision for income taxes	7.6	(17.2)
Depreciation and amortization	202.6	237.0
Interest, net	128.9	132.6
Transition Services Agreement costs(1)	18.1	63.2
Transition, transformation and integration expense(2)	38.9	80.1
Deferred revenues adjustment(3)	0.6	7.4
Transaction related costs(4)	43.9	1.7
Gain on sale of IPM Product Line	(36.1)	—
Share-based compensation expense	49.7	15.1
Tax indemnity asset(5)	33.8	—
IPM adjusted operating margin(6)	—	(7.3)
Legal settlement	(39.4)	—
Other(7)	6.9	8.9
Adjusted EBITDA	285.9	275.8
Realized foreign exchange gain	(2.0)	-
Cost savings(8)	11.6	10.2
Excess standalone costs(9)	28.7	23.5
Standalone Adjusted EBITDA	$324.2	$309.5

(1) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs are expected to decrease substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure.

(2) Includes costs incurred in connection with and after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in Transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the 2016 Transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology. Amounts incurred for the twelve months ended September 30, 2019 also relate to the Company's transition expenses incurred following the Transactions.

(3) Reflects deferred revenues fair value accounting adjustment arising from purchase price allocation in connection with the 2016 Transaction.

(4) Includes consulting and accounting costs associated with the Transactions in 2019, the sale of the IPM Product Line and tuck-in acquisitions.

(5) Reflects the write down of a tax indemnity asset.

(6) Reflects the IPM Product Line's operating margin, excluding amortization and depreciation, prior to its divestiture in October 2018.

(7) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

(8) Reflects the estimated annualized run-rate cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the period (exclusive of any cost reductions in our estimated standalone operating costs).

(9) Reflects the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone operating costs, which were as follows:

	Twelve Months Ended September 30,
(in millions)	2019	2018
Actual standalone company infrastructure costs	$159.8	$150.1
Steady state standalone cost estimate	(131.1)	(126.6)
Excess standalone costs	$28.7	$23.5

The foregoing adjustments (8) and (9) are estimates and are not intended to represent pro forma adjustments presented within the guidance of Article 11 of Regulation S-X. Although we believe these estimates are reasonable, actual results may differ from these estimates, and any difference may be material. See “Cautionary Note Regarding Forward-Looking Statements”

Supplemental Revenue Disclosure

The following tables present the amounts of our subscription and transactional revenues, including as a percentage of our total revenues, for the periods indicated, as well the drivers of the variances between periods.

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
	Three Months Ended September 30,		Total Variance (Dollars)	Total Variance (Percentage)	Divested IPM Product Line	FX Impact	Ongoing Business
(in millions, except percentages)	2019	2018
Subscription revenues	$200.8	$204.3	$(3.5)	(1.7)%	(3.3)%	(0.3)%	2.0%

Transactional revenues	42.3	39.1	3.2	8.2%	(2.6)%	(0.5)%	11.2%

Deferred revenues adjustment(1)	(0.1)	(0.5)	0.4	80.0%	0.0%	0.0%	0.0%

Revenues, net	$243.0	$242.9	$0.1	0.0%	(3.2)%	(0.4)%	3.5%

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
	Nine Months Ended September 30,		Total Variance (Dollars)	Total Variance (Percentage)	Divested IPM Product Line	FX Impact	Ongoing Business
(in millions, except percentages)	2019	2018
Subscription revenues	$596.1	$596.4	$(0.3)	(0.1)%	(2.9)%	(0.7)%	3.6%

Transactional revenues	123.6	129.7	(6.1)	(4.7)%	(2.2)%	(1.0)%	(1.5)%

Deferred revenues adjustment(1)	(0.4)	(2.9)	2.5	86.2%	0.0%	0.0%	0.0%

Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%	(2.8)%	(0.8)%	2.7%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
	Three Months Ended September 30,		Total Variance (Dollars)	Total Variance (Percentage)	FX Impact	Ongoing Business
(in millions, except percentages)	2019	2018
Adjusted subscription revenues	$200.8	$197.5	$3.3	1.7%	(0.4)%	2.0%

Adjusted transactional revenues	42.3	38.1	4.2	11.0%	(0.5)%	11.6%

Deferred revenues adjustment (1)	(0.1)	(0.5)	0.4	80.0%	0.0%	0.0%

IPM Product Line (2)	—	7.8	(7.8)	(100.0)%	0.0%	0.0%

Revenues, net	$243.0	$242.9	$0.1	0.0%	(0.4)%	3.5%

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
	Nine Months Ended September 30,		Total Variance (Dollars)	Total Variance (Percentage)	FX Impact	Ongoing Business
(in millions, except percentages)	2019	2018
Adjusted subscription revenues	$596.1	$578.9	$17.2	3.0%	(0.7)%	3.7%

Adjusted transactional revenues	123.6	126.9	(3.3)	(2.6)%	(1.0)%	(1.6)%

Deferred revenues adjustment(1)	(0.4)	(2.9)	2.5	86.2%	0.0%	0.0%

IPM Product Line(2)	—	20.3	(20.3)	(100.0)%	0.0%	0.0%

Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%	(0.8)%	2.7%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

(2) Reflects the revenue generated by the IPM Product Line for the three and nine month periods ended September 30, 2018. We sold the IPM Product Line on October 3, 2018. IPM Product Line revenue was concentrated in North America.

The following tables, and the discussion that follows, presents our revenues by Group for the periods indicated, as well the drivers of the variances between periods, including as a percentage of such revenues.

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
Revenues by Product Group	Three Months Ended September 30,		Total Variance (Dollars)	Total Variance (Percentage)	FX Impact	Ongoing Business
(in millions, except percentages)	2019	2018
Science Product Group	$136.0	$131.8	$4.2	3.2%	(0.2)%	3.3%

IP Product Group	107.1	103.8	3.3	3.2%	(0.7)%	3.9%

Deferred revenues adjustment(1)	(0.1)	(0.5)	0.4	80.0%	—%	—%

IPM Product Line (2)	0	7.8	(7.8)	(100.0)%	—%	—%
	—
Revenues, net	$243.0	$242.9	$0.1	—%	(0.4)%	3.5%

			Variance Increase/(Decrease)		Percentage of Factors Increase/(Decrease)
Revenues by Product Group	Nine Months Ended September 30,		Total Variance (Dollars)	Total Variance (Percentage)	FX Impact	Ongoing Business
(in millions, except percentages)	2019	2018
Science Product Group	$401.2	$390.2	11.0	2.8%	(0.5)%	3.3%

IP Product Group	318.5	315.6	2.9	0.9%	(1.2)%	2.1%

Deferred revenues adjustment (1)	(0.4)	(2.9)	2.5	86.2%	—%	—%

IPM Product Line (2)	—	20.3	(20.3)	(100.0)%	—%	—%

Revenues, net	$719.3	$723.2	$(3.9)	(0.5)%	(0.8)%	2.7%

(1) Reflects the deferred revenues adjustment made as a result of purchase accounting related to the 2016 Transaction.

(2) Reflects the revenue generated by the IPM Product Line for the three and nine month periods ended September 30, 2018. We sold the IPM Product Line on October 3, 2018. IPM Product Line revenue was concentrated in North America.

Third Quarter 2019 Business Highlights

Science Group

•	Introduced Cortellis Content-as-a-Service (CaaS), a plug-and-play analytic toolkits that enables self-service access to scientific data typically used in drug discovery and early stage development, delivering greater flexibility, efficiency and value to customers.

•	Launched Cortellis Digital Health Intelligence, a new first-of-its-kind solution that help drug, device and technology developers navigate the dynamic digital health landscape.

•	Announced the winners of the Global Peer Review Awards, powered by Publons, which recognize global researchers for both the quality and quantity of their peer reviews.

•	Springer Publishing Company, the nursing, medical, and behavioral sciences publisher, moved their complete journal portfolio to ScholarOne.

•	Revealed 19 world-class researchers from seven countries as Citation Laureates. These are researchers whose work is deemed to be ‘of Nobel class’, as demonstrated by analysis carried out by the Institute for Scientific Information (ISI).

•	Released the “2019 Centre for Medicines Research (CMR) International Pharmaceutical R&D Factbook,” a new paid-for pharma R&D industry report that provides comprehensive insights into what’s behind decade-high drug approval rates and reveals implications of costs and sustainability.

Intellectual Property Group

•	Acquired the business of SequenceBase, a leader in providing patent sequence information and search technology to the biotech, pharmaceutical and chemical industries business, to offer sequence searching for the fast-growing biologics market via Derwent, a world-leading IP intelligence provider.

•	Announced that CompuMark is now powering White Rabbit’s trademark image search and watch solutions available in China.

•	The Intellectual Property Office of Singapore launched image trademark search using CompuMark technology to simplify the process of researching image trademarks for uniqueness and availability by integrating AI-driven technology.

Source: Clarivate Analytics

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Investor Relations Contact:

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